WOODSIDE

RECEIVED
2004 DEC -8 P 3
OFFICE OF INTERNATIONAL CORPORATE FINANCE

30 November 2004

04046654

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Mauritania Offshore Drilling Update, lodged with the Australian Stock Exchange on 30 November 2004.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

PROCESSED
DEC 17 2004
THOMSON FINANCIAL

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

MAURITANIA OFFSHORE DRILLING UPDATE

Woodside Mauritania Pty Ltd, a wholly-owned subsidiary of Woodside Petroleum Ltd., reports the following activity offshore Mauritania since the last report issued on 23 November 2004.

PSC-B, Block 4
Tiof-3 ST2 and Merou-1

Tiof-3 ST2 Appraisal well

The *"West Navigator"* drill ship is preparing to suspend the Tiof-3 ST2 well as a potential future development well. The production test data acquisition has been limited to various samples and pressure measurements due to operational difficulties. Further production testing of the reservoir will be required during the appraisal campaign.

Merou-1 Exploration well

The "*Stena Tay*" drilled the Merou-1 exploration well to a final total depth of 3,060 metres.

Evaluation of logs acquired while drilling and wireline logging operations, including fluid sampling and downhole pressure measurements, has established that the well intersected a number of thin gas and water bearing sands. Initial interpretation suggests that the accumulations are sub-economic, but further analysis will be required to determine the full significance of the well results.

At midnight on 29 November 2004 the "*Stena Tay*" was plugging and abandoning the well as planned prior to moving to the Tiof-5 appraisal well location.

All reported drilling depths are referenced to the rig rotary table and all times are Universal Time (UTC) (Mauritanian time).

The locations of the Chinguetti Oil Field, the Tiof and Banda discoveries and exploration wells are shown on the attached map.

Wells are expected to be drilled in two production sharing contract areas during the remainder of the 2004/5 campaign. Participating Interests in those areas are:

Company	PSC-A	PSC-B
Woodside group companies (Operator)	53.846%	53.846%
Hardman group companies	24.3%	21.6%
BG group companies	13.084%	11.63%
Premier group companies	--	9.231%
Fusion group companies	4. 615%	--
ROC Oil group companies	4.155%	3.693%


16°W
16°W
Location Map
PSC-C
BLOCK 6
PSC-B
BLOCK 5
PSC-A
BLOCK 5
Tiof
Merou
Nouakchott
18°N
Tiof-1
Tiof-2
Tiof-5
Tiof-3
Tiof-4
Merou-1
Tevét-1
Banda-1
Chinguetti
Field
Capitaine-1A
PSC-B
BLOCK 4
PSC-A
BLOCK 4
PSC-A
BLOCK 3
2000m
1000m
200m
100m
50m
PSC-C
BLOCK 2
Dorade-1
Mauritania
N
W
E
S
0
Scale
50
kilometres
WGS 84, UTM Zone 28 CM 15° W
Senegal
St Louis
16°N

2004 - 05 MAURITANIAN DRILLING PROGRAMME
LOCATION OF INITIAL EXPLORATION & APPRAISAL WELLS WOODSIDE